UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

UNITED INDUSTRIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

910671106

(CUSIP Number)

Terrence O'Donnell, Esq.

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street

Boston, Massachusetts 02108

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Textron Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

                This Final Amendment to Schedule 13D (this “Amendment”) supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2007 by the persons filing this Amendment  (the “Original Schedule”), as such Original Schedule was amended by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Commission on November 14, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on November 26, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on November 29, 2007, and Amendment No. 5 to Schedule 13D filed with the Commission on December 3, 2007, each by the persons filing this Amendment. Capitalized terms used in this Amendment, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

                Item 4 is hereby supplemented by the addition of the following information:

                On December 18, 2007, pursuant to the terms of the Merger Agreement, the Merger became effective and Marco was merged with and into the Company, with the Company continuing as the surviving corporation.  Generally, at the effective time of the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock held by stockholders who may properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive $81.00 in cash, without interest, (ii) the separate existence of Marco ceased and (iii) the Company became a wholly-owned subsidiary of Textron.

                As a result of the Merger, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission and the Common Stock is no longer listed on any quotation system or exchange, including the NYSE.

Item 5.	Interest in Securities of the Issuer
The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2007
Date
TEXTRON INC. /s/ Arnold M. Friedman
Signature
Arnold M. Friedman Vice President and Deputy General Counsel
Name/Title